ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Adam M. Schlichtmann T +1 617 951 7114 adam.schlichtmann@ropesgray.com

May 6, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust”)
Registration Statement on Form N-14 (File No. 333-286313)

Dear Mr. John Kernan and Mr. Mark Cowan:

This letter provides the Trust’s responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided orally by Mr. John Kernan on April 28, 2025, regarding the above-referenced Registration Statement of the Trust on Form N-14 (the “Registration Statement”), filed with the SEC, via the EDGAR system, on April 1, 2025, pursuant to Rule 488 under the Securities Act of 1933, (the “1933 Act”) relating to the proposed acquisition of the assets and liabilities of State Street Institutional Liquid Reserves Government Money Market Fund (the “Selling Fund”) by State Street Institutional U.S. Government Money Market Fund (the “Buying Fund” and together with the Selling Fund, the “Funds”), each a series of the Trust, in exchange for shares of the Buying Fund (the “Reorganization”). I also spoke with Mr. Mark Cowan about the Registration Statement on May 5, 2025.

For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Accounting Comments

1.

Please explicitly identify the Buying Fund as the accounting survivor. If the Buying Fund is not the designated accounting survivor, please provide a NAST analysis supporting the selection. The Staff may have additional comments prior to effectiveness.

Response: The Trust confirms that the Buying Fund is the accounting survivor and has added the requested disclosure in the prospectus.

2.

If the assets of the Selling Fund have materially changed subsequent to its conversion to a government money market fund, in a post effective filing please update the capitalization table info to be a more current date.

Response: The Fund’s definitive filing of the prospectus/information statement under Rule 497 will include updated capitalization information as of April 30, 2025.

3.

Please confirm if previously waived or reduced fees of the Selling Fund will continue to be recoupable by its investment adviser. If so, please confirm that the Board has reviewed and approved this treatment.

Response: The Trust confirms that any previously waived or reduced fees of the Selling Fund will not continue to be recoupable by its investment adviser after the Reorganization.

4.

Please update footnote 2 on page 12 to include a reference to fees waived and expenses reimbursed for the fiscal year ended December 31, 2024. The Staff notes that the footnote currently refers to the fiscal year ended December 31, 2023.

Response: The Trust confirms that there were no fees waived or expenses reimbursed pursuant to the Voluntary Reduction for the fiscal year ended December 31, 2024 and has removed this footnote.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann